Exhibit 99.1

Burning Rock Announces Results of 2023 Annual General Meeting

GUANGZHOU, China, December 20, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that all shareholder resolutions proposed at the Company’s 2023 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions:

1.

To ratify the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2023 and to authorize the directors of the Company to determine the remuneration of the auditor;

2.	To re-elect Wendy Hayes, Min-Jui Richard Shen and Zhihong (Joe) Zhang as directors of the Company; and

3.

To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com